UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Andy Bird, CBE appointed to Pearson Board of Directors

LONDON 23 April, 2020: Pearson today announces the appointment of Andy Bird, the former Chairman of Walt Disney International, as an independent Non-Executive Director. His appointment is effective from 1 May, 2020.  Andy is also appointed as a member of Pearson's Remuneration committee and its Reputation & Responsibility committee, with effect from that date.

Andy has a long and distinguished career spanning 35 years in the media industry. Most recently he spent 14 years working for The Walt Disney Company, joining the business as President of Walt Disney International in 2004, before being appointed Chairman in 2008. He held this role for a decade, during which time he transformed the organisation, significantly enhancing its local presence in countries around the world.  He also worked to establish the Disney brand in China, through the creation of Disney English, teaching English language to Chinese families through immersive learning experiences.

Prior to this, Andy worked in a variety of senior positions at AOL Time Warner, and spent the earlier part of his career in a variety of roles at Piccadilly Radio, Virgin Broadcasting Company, BSB Music Channel, Big & Good Productions and Unique Broadcasting.

Pearson Chair, Sidney Taurel said: "Andy is an accomplished, strategic leader of large, complex and global consumer content businesses where he has driven digital change through disruption. This experience will be invaluable for Pearson as we navigate through our own digital transformation. We welcome him warmly to our team.

"Our Board has already been strengthened through recent additions in the last 12 months and Andy's appointment provides us with further experience in global markets and a deep understanding of how to run global businesses, together with in depth consumer marketing expertise.

Commenting on his appointment, Andy Bird said: "The education landscape continues to be highly disrupted by technological change - not just in how it is delivered to learners, but how it is defined and fundamentally what 'knowledge' and 'learning' means. This creates a significant opportunity for Pearson. I believe my experience in helping companies transition through significant periods of change can help Pearson in its goal to be the winner in digital learning."

There is no further information to be declared in accordance with LR 9.6.13.

***ENDS***

Notes to editors

Details of the full Pearson Board of Directors can be found at:
https://www.pearson.com/about-us/pearson-leadership.html

About Pearson

We are the world's learning company with more than 22,500 employees operating in 70 countries. We provide content, assessment and digital services to learners, educational institutions, employers, governments and other partners globally. We are committed to helping equip learners with the skills they need to enhance their employability prospects and to succeed in the changing world of work. We believe that wherever learning flourishes so do people. Visit Pearson.com.

For press enquiries

Tom.steiner@pearson.com / 07787415891
Gemma.terry@pearson.com / 07841 363216

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 April 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary